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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                        CHOICE HOTELS INTERNATIONAL, INC.

                    ----------------------------------------
                                (Name of Issuer)


                                  Common Stock
       -------------------------------------------------------------------
                         (Title of Class of Securities)

                                   169905-10-6
                        ---------------------------------
                                 (CUSIP Number)

                       Christine A. Shreve (301) 881-9854
              11810 Parklawn Drive, Suite 200, Rockville, MD 20852
       -------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 28,2001
                  --------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box ( ).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 169905-10-6                 13D                            Page 2 of 4


1    Name of Reporting Person

     S.S. or I.R.S. Identification No. of Above Person

        Barbara Bainum
        S.S.#: ###-##-####

2    Check the Appropriate Box if a Member of a Group*
     (a)  ( )     (b)  (  )

3    SEC Use Only

4    Source of Funds

         00

5      Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
       2(C) or 2(E)                 (  )

6      Citizenship or Place of Organization

       USA

Number of Shares Beneficially
  Owned by Each Reporting Person with:

     7    Sole Voting Power             1,228,219

     8    Shared Voting Power           5,348,993

     9    Sole Dispositive Power        1,228,219

     10   Shared Dispositive Power      5,348,993

11   Aggregate Amount Beneficially Owned by Each Reporting Person

     6,577,212

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares


13   Percent of Class Represented by Amount in Row (11)

     15.09%

14   Type of Reporting Person

     IN


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CUSIP No. 169905-10-6                 13D                            Page 3 of 4

Item 1.           Security and Issuer

                  (a)      Name of Issuer:
                           Choice Hotels International, Inc.
                  (b)      Address of Issuer's Principal Executive Offices:
                           10750 Columbia Pike
                           Silver Spring, MD  20901
                  (c)      Title and Class of Securities:
                           Common Stock

Item 2.           Identity and Background

                  (a)      Name:
                           Barbara Bainum
                  (b)      Business Address:
                           10770 Columbia Pike, Suite 100
                           Silver Spring, MD  20901
                  (c)      Present Principal Employment:
                           Commonweal Foundation, Inc. - Vice Chairman
                           10770 Columbia Pike, Suite 100
                           Silver Spring, Maryland  20901
                  (d)      Record of Convictions:
                           During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)
                  (e)      Record of Civil Proceedings:
                           During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating such activities subject to, federal or state securities laws or finding any violation with respect to such laws.
                  (f)      Citizenship:
                           Reporting Person is a citizen of the United States.

Item 3.           Source and Amount of Funds or Other Consideration

                  $67,078.99 of the proceeds of recent stock sales was used to exercise Ms. Bainum's options.

Item 4.           Purpose of Transaction

                  5,494 shares were acquired by exercise of options granted to Ms. Bainum in her position as a Director. 436,000 shares representing the 5,494 acquired from exercise of the options and 430,506 shares already owned were sold by the Reporting Person in open market transactions through a broker. The Reporting Person has no present plans or intentions that would result in or relate to any of the transactions described in Subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer

                  (a)      Amount and percentage beneficially owned:
                           Reporting Person:
                           6,577,212 shares, including 980 shares owned directly; 1,221,635 shares held directly by the Barbara Bainum Declaration of Trust ("BB Trust"), of which Ms Bainum is the sole trustee and beneficiary; 3,567,869 shares held directly by Realty Investment Company, a real estate management and investment company in which the BB Trust is a stockholder and Ms. Bainum is a Director and has shared voting authority; 1,496 shares owned by the Commonweal Foundation in which Ms. Bainum is Vice Chairman and has shared voting authority, and 1,779,628 shares owned by Mid Pines Associates, Limited Partnership of which the BB Trust is a General Partner and has shared voting authority.



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CUSIP No. 169905-10-6                 13D                            Page 4 of 4



                           Also includes 4,176 shares of restricted stock granted by the issuer to Ms. Bainum which shares are not vested but Ms. Bainum has the right to vote. Also includes 1,428 shares which Ms. Bainum has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within sixty days.

                  (b)      Number of shares as to which such person has:

                           (i) Sole Voting Power             1,228,219

                           (ii) Shared Voting Power          5,348,993

                           (iii) Sole Dispositive Power      1,228,219

                           (iv) Shared Dispositive Power     5,348,993



                  (c) A schedule of transactions effected in the last sixty days is as follows:

                           10/26/01      Sale            150,000       $18.5500
                           10/26/01      Sale             58,000       $18.6532
                           10/31/01      Sale              8,100       $17.5000
                           10/31/01   Exer Options         5,494       $12.2095
                           11/01/01      Sale             70,400       $17.52443
                           11/02/01      Sale             35,000       $17.7637
                           11/07/01      Sale              7,100       $17.8277
                           11/16/01      Sale              2,500       $18.0200
                           11/19/01      Sale              9,400       $18.0000
                           11/20/01      Sale             50,000       $18.0044
                           11/21/01      Sale             20,000       $18.0426
                           11/23/01      Sale              4,200       $18.0321
                           11/26/01      Sale             10,000       $18.0966
                           11/27/01      Sale             11,100       $18.0735
                           11/28/01      Sale                200       $18.0700

                  (d) Ownership of more than five percent on behalf of Another Person:

                           To the extent that shares of the issuer identified in
                           Item 5(a) are held by corporations or partnerships, other shareholders and partners, respectively, have the right to receive dividends from, or the proceeds from the sale of the shares to the extent of their proportionate interests in such entities. To the best of the Reporting Person's knowledge, other than Stewart and Jane Bainum, and their four adult children, Stewart Bainum, Jr., Bruce Bainum, Roberta Bainum and Barbara Bainum, no other person has such interest relating to more than 5% of the outstanding class of securities.

                  (e)      Ownership of Less than Five Percent:

                           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  Not applicable.

Item 7.           Material to be Filed as Exhibits

                  None

Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 10, 2001

                                             /s/ Barbara Bainum
                                            -----------------------
                                            Barbara Bainum